

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 23, 2016

Mr. Thaddeus G. Weed
Chief Financial Officer
Cogent Communications Holdings, Inc.
2450 N Street N.W.
Washington, D.C. 20037

> **Re: Cogent Communications Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 8-K filed November 3, 2016**
> **File No. 000-51829**

Dear Mr. Weed:

    We have limited our review of your filings to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed November 3, 2016
Exhibit 99.1
Financial and Business Highlights

1.   Your presentation of non-GAAP measures is inconsistent with the guidance in Q&A 102.10 of the CD&I on Non-GAAP Measures issued on May 17, 2016. Please comply with this comment in your next earnings release.

Summary of Financial and Operational Results

Mr. Thaddeus G. Weed
Cogent Communications Holdings, Inc.
December 23, 2016
Page 2

2.   Please reconcile "non-GAAP gross profit" to the most comparable GAAP measure, "gross profit," which includes the allocation of applicable depreciation and amortization in network operating expenses.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 or me at (202) 551-3810 with any questions.

                            Sincerely,

                            Carlos Pacho

                            Carlos Pacho
                            Senior Assistant Chief Accountant
                            AD Office 11 – Telecommunications